37 CAPITAL INC.

Condensed Interim Financial Statements

Nine Months Ended September 30, 2018 and 2017

(Expressed in Canadian Dollars)

(Unaudited)

1

Notice of No Auditor Review of Condensed Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed these unaudited condensed interim financial statements as at September 30, 2018 and for the nine months ended September 30, 2018 and 2017.

2

37 CAPITAL INC.

Condensed Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	September 30, 2018	December 31, 2017
		(Audited)
Assets
Current
Cash	$844	$891
GST receivable	496	2,119
	1,340	3,010

Mineral Property Interests (note 6)	1	1
Investment (note 7)	1	1
Total Assets	$1,342	$3,012

Liabilities
Current
Accounts payable and accrued liabilities	$166,617	$200,400
Due to related parties (note 8)	180,335	134,287
Refundable subscription (note 9)	10,000	10,000
Loan payable (note 10)	103,924	103,924
Convertible debentures (note 11)	537,941	504,191
Total Liabilities	998,817	952,802

Stockholders’ Deficiency
Capital Stock (note 12)	25,837,950	25,770,450
Equity Portion of Convertible Debentures Reserve (note 11)	33,706	33,706
Reserves	—	5,115
Deficit	(26,869,131)	(26,759,061)
Total Stockholders’ Deficiency	(997,475)	(949,790)
Total Liabilities and Stockholders’ Deficiency	$1,342	$3,012

Commitments (note 13)

On behalf of the Board:

“Jake H. Kalpakian” (signed)

..................................................................... Director

Jake H. Kalpakian

“Gregory T. McFarlane” (signed)

..................................................................... Director

Gregory T. McFarlane

See notes to condensed financial statements.

3

37 CAPITAL INC.

Condensed Interim Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
Expenses
Foreign Exchange loss (gain)	$324	$111	$305	$(114)
Interest expense and finance expense	12,314	12,216	36,922	35,981
Legal, accounting and auditing	231	1,545	1,013	4,195
Office, rent and miscellaneous	6,073	28,359	49,574	87,734
Regulatory and transfer fees	2,355	2,171	26,008	25,298
Shareholder communications	1,363	758	1,363	758
	22,660	45,160	115,185	153,852
Net Loss and Comprehensive Loss for the Period	$(22,660)	$(45,160)	$(115,185)	$(153,852)
Basic and Diluted Loss per Common Share	$(0.00)	$(0.02)	$(0.02)	$(0.07)
Weighted Average Number of Common Shares Outstanding	6,992,709	2,067,724	6,849,852	2,067,724

See notes to condensed financial statements

4

37 CAPITAL INC.

Condensed Interim Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

	Capital Stock			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Deficit	Total Shareholders’ Equity (Deficiency)
Balance, December 31, 2016	2,067,724	25,372,201	33,706	5,115	(26,575,127)	(1,164,105)
Net loss for the period	—	—	—	—	(153,852)	(153,852)
Balance, September 30, 2017	2,067,724	25,372,201	33,706	5,115	(26,728,979)	(1,317,957)
Net loss for the period					(30,082)	(30,082)
Issue of common shares for debt	4,424,985	398,249	—	—	—	398,249
Balance, December 31, 2017	6,492,709	25,770,450	33,706	5,115	(26,759,061)	(949,790)
Net loss for the period	—	—	—	—	(115,185)	(115,185)
Warrants exercised	500,000	67,500	—	—	—	67,500
Warrants expired	—	—	—	(5,115)	5,115	—
Balance, September 30, 2018	6,992,709	25,837,950	33,706	—	(26,869,131)	(997,475)

See notes to condensed financial statements

5

37 CAPITAL INC.

Condensed Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
Operating Activities
Net loss	$(115,185)	$(153,852)
Items not involving cash
Interest expense on convertible debentures	33,750	33,750
	(81,435)	(120,102)
Changes in non-cash working capital
GST/HST receivable	1,623	2,180
Prepaids	—	—
Accounts payable and accrued liabilities	(33,783)	3,877
Due to related parties	46,048	113,496
	13,888	119,553
Cash Used in Operating Activities	(67,547)	(549)
Financing Activities
Warrants exercised	67,500	—
Cash Provided by Financing Activities	67,500	—
Net Increase (Decrease) in Cash	(47)	(549)
Cash, Beginning of Period	891	1,312
Cash, End of Period	$844	$763

See notes to condensed financial statements

6

37 CAPITAL INC.
Form 51-102F1 - Management’s Disussion & Analysis
For the nine months ended September 30, 2018

1.	NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

The shares of the Company trade on the Canadian Securities Exchange under the symbol “JJJ”, and trade on the OTCQB tier of the OTC markets in the United States of America under the symbol “HHHEF”. The Company’s office is located at 400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”) in British Columbia, Canada. On April 30, 2015, the Company entered into an arrangement agreement with 27 Red and 4 Touchdowns (the “Arrangement”). The Arrangement was completed on February 12, 2016 (note 5). As a result of the completion of the Arrangement, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

2.	GOING CONCERN

These condensed interim financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred $115,185 in operating losses during the past nine months (September 30, 2017 - $153,852) and has incurred significant operating losses over the past three fiscal years (December 31, 2017 - $183,934; December 31, 2016 - 347,963; December 31, 2015 - $334,993), has a deficit of $26,869,131 as at September 30, 2018 (December 31, 2017 - $26,759,061; December 31, 2016- 26,575,127), a working capital deficiency of $997,477 (December 31, 2017 - $949,792; December 31, 2016 - $1,164,107) and is in default of four of its convertible debentures. As the Company has limited resources and no sources of operating cash flow, there can be no assurances whatsoever that sufficient funding will be available for the Company to continue operations for an extended period of time.

The application of the going concern concept is dependent upon the Company’s ability to raise sufficient funding to pay creditors and to satisfy its liabilities as they become due. Management is actively engaged in the review and due diligence on opportunities of merit and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these condensed interim financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.	BASIS OF PRESENTATION

(a)	Statement of compliance

These condensed interim financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting interpretation Committee (“IFRIC”).

7

37 CAPITAL INC.
Form 51-102F1 - Management’s Disussion & Analysis
For the nine months ended September 30, 2018

3.	BASIS OF PRESENTATION (Continued)

(b)	Basis of presentation

These condensed interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements.

These condensed financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value.

In addition, these condensed interim financial statements have been prepared on the accrual basis, except for cash flow information. These condensed interim financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c)	Approval of the condensed interim financial statements

These condensed interim financial statements were approved and authorized for issue by the Board of Directors on November 14, 2018.

(d)	Reclassification

Certain prior period amounts in these condensed interim financial statements have been reclassified to conform to current period’s presentation. These reclassifications had no net effect on the results of operations or financial position for any period presented.

(e)	Use of estimates and judgments

The preparation of condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key area of judgment applied in the preparation of the condensed interim financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

•	assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that give rise to significant uncertainty.

The key estimates applied in the preparation of the condensed interim financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

•	The provision for income taxes and recognition of deferred income tax assets and liabilities; and
•	The inputs in determining the liability and equity components of the convertible debentures.

8

37 CAPITAL INC.
Form 51-102F1 - Management’s Disussion & Analysis
For the nine months ended September 30, 2018

4.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company include the following:

(a)	Principles of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of a Company so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into account. The financial statements of the Company’s former wholly-owned subsidiaries, 27 Red and 4 Touchdowns are included in the consolidated financial statements from the date that control commenced to the date that control ceased.

Intercompany balances and transactions and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b)	Financial instruments

(i)	Financial Assets

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity and available for sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is designated as FVTPL. A financial asset is classified as FVTPL when it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the company manages and has an actual pattern of short-term profit-taking or if it is a derivative that is not designated and effective as a hedging instrument. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. The Company classifies its cash as FVTPL.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at year-end. Interest income is recognized by applying the effective interest rate method.

Held-to-maturity

Held-to-maturity financial assets are recognized on a trade-date basis and are initially measured at fair value using the effective interest rate method.

9

37 CAPITAL INC.
Form 51-102F1 - Management’s Disussion & Analysis
For the nine months ended September 30, 2018

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)       Financial instruments

Available-for-sale

AFS financial assets are non-derivatives that are either designated as AFS or not classified in any of the other financial assets categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive loss and classified as a component of equity. The Company classifies its investment as AFS.

(ii)        Financial liabilities

The Company classifies its financial liabilities as FVTPL or other financial liabilities.

Fair value through profit or loss

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in profit or loss.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date. The Company classifies accounts payable and accrued liabilities, due to related parties, and convertible debentures as other financial liabilities.

(iii)	Impairment

The Company assesses at each reporting date whether there is objective evidence that financial assets, other than those designated as FVTPL, are impaired. When impairment has occurred, the cumulative loss is recognized to profit or loss. For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate. When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period the impairment occurred.

(c)       Mineral property interests

Costs directly related to the acquisition, exploration and evaluation of resource properties are capitalized once the legal rights to explore the resource properties are acquired.

10

37 CAPITAL INC.
Form 51-102F1 - Management’s Disussion & Analysis
For the nine months ended September 30, 2018

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)        Mineral property interests (Continued)

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined impairment in value, the property is written down to its recoverable amount.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee, and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property.

Once the technical feasibility and commercial viability of the extraction of mineral resources are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment. To date, none of the Company’s mineral property interests has demonstrated technical feasibility and commercial viability. The recoverability of the carrying amount of any mineral property interests is dependent on successful development and commercial exploitation or, alternatively, sale of the respective areas of interest.

(d)        Impairment

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(e)        Decommissioning liabilities

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production.

Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision.

11

37 CAPITAL INC.
Form 51-102F1 - Management’s Disussion & Analysis
For the nine months ended September 30, 2018

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)        Decommissioning liabilities (Continued)

Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset.

The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses.

Changes in the measurement of a liability, which arise during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. To date the Company does not have any decommissioning liabilities.

(f)	Income taxes

Income tax expense consisting of current and deferred tax expense is recognized to profit or loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(g)	Share-based payments

The Company grants stock options to directors, officers, employees and consultants of the Company. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

12

37 CAPITAL INC.
Form 51-102F1 - Management’s Disussion & Analysis
For the nine months ended September 30, 2018

4.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)       Share-based payments (Continued)

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount to be recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment is transferred from the stock option reserve to capital stock. For unexercised options that expire, the recorded value is transferred to deficit.

(h)	Convertible debentures

The liability component of convertible debentures is recognized initially at the fair value of a similar liability that does not have a conversion option. The equity component is recognized initially, as the difference between the fair value of the convertible debenture as a whole and the fair value of the liability component. Transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible debenture is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition.

(i)	Loss per share

Loss per share is calculated by dividing net loss attributable to common shares of the Company by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method, the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(j)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock. The proceeds from the issuance of units of the Company are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are issued and any residual value is allocated to the warrants. When the warrants are exercised, the related value is transferred from the warrant reserve to capital stock. For unexercised warrants that expire, the recorded value is transferred from the warrant reserves to deficit.

(k)	Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

13

37 CAPITAL INC.
Form 51-102F1 - Management’s Disussion & Analysis
For the nine months ended September 30, 2018

4.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)       Foreign currency translation (Continued)

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Exchange differences are recognized in profit or loss in the period which they arise.

(l)	Accounting standards issued but not yet applied

At the date of the approval of the financial statements, a number of standards and interpretations were issued but not effective. The Company considers that these new standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

5.	PLAN OF ARRANGEMENT

On February 26, 2015, the Company incorporated two wholly-owned private British Columbia subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”). On April 30, 2015, the Company entered into an arrangement agreement with 27 Red and 4 Touchdowns. In respect to the Arrangement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received final court approval for the Arrangement.

The Company completed the Arrangement with 27 Red and 4 Touchdowns on February 12, 2016 (“Effective Date”). On the Effective Date, shareholders of the Company received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, all of the Class 1 Reorganization Shares were transferred by the shareholders of the Company to 27 Red in exchange for 2,067,724 common shares of 27 Red on a pro rata basis (resulting in one common share of 27 Red being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares held by 27 Red by a cash payment of $20,677 and issuance of a promissory note of $20,677. The promissory note was non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 27 Red as a capital distribution and recorded as a dividend.

On the Effective Date, all of the Class 2 Reorganization Shares were transferred by the shareholders of the Company to 4 Touchdowns in exchange for 2,067,724 common shares of 4 Touchdowns on a pro rata basis (resulting in one common share of 4 Touchdowns being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares held by 4 Touchdowns by a cash payment of $20,677 and issuance of a promissory note of $20,677. The promissory note was non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 4 Touchdowns as a capital distribution and recorded as a dividend.

14

37 CAPITAL INC.
Form 51-102F1 - Management’s Disussion & Analysis
For the nine months ended September 30, 2018

6.	MINERAL PROPERTY INTERESTS

Extra High Claims

The Company holds a 33% interest in the Extra High Claims located in British Columbia. The majority of the Extra High Claims expire on December 25, 2019.

Ontario Mineral Leases (Lithium)

During the year ended December 31, 2008, the Company sold all of its Ontario Mineral Leases (Lithium). In the event that the Ontario Mineral Leases (Lithium) are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production from the Ontario Mineral Leases (Lithium).

7.	INVESTMENT

In April 2013, the Company entered into an agreement with a Mexican gaming company whereby as at December 31, 2013 the Company invested $800,000 in the Mexican gaming company. As at December 31, 2014, the Company assessed the fair value of its investment in the Mexican gaming company and recorded impairment of $799,999 on the Company’s investment.

8.	RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand and consist of the following:

	September 30, 2018	December 31, 2017
Advances from directors (interest at prime plus 1%)	$99,777	$104,435
Entities controlled by directors (non-interest-bearing)	80,558	29,852
	$180,335	$134,287

Included in convertible debentures is $362,089 (December 31, 2017 - $339,589) owing to the Chief Executive Officer and to a former director of the Company (note 11).

During the nine months period ended September 30, the following amounts were charged by related parties.

	2018	2017
Interest charged on amounts due to related parties	$3,172	$2,231
Rent charged by entities with common directors	14,600	21,427
Office expenses charged by, and other expenses paid on behalf of the Company by, an entity with common directors	33,693	63,955
	$51,465	$87,613

15

37 CAPITAL INC.
Form 51-102F1 - Management’s Disussion & Analysis
For the nine months ended September 30, 2018

8.       RELATED PARTY TRANSACTIONS (Continued)

As at August 1, 2016, the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by a director and a former director of the Company was terminated by mutual consent.

During the year ended December 31, 2017, the Company executed consulting agreements with 27 Red and 4 Touchdowns, entities with former common directors, whereby the Company charged $36,377 consulting fees for services provided.

9.	REFUNDABLE SUBSCRIPTION

During the year ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement totalling $45,000 and the Company refunded $35,000. As of September 30, 2018 the remaining $10,000 (June 30, 2017 - $10,000) is owing.

10.	LOAN PAYABLE

During the year ended December 31, 2016, the Company entered into an agreement with an arm’s length party whereby the arm’s length party would pay certain debts owed by the Company. The loan is non-interest bearing, unsecured and due on demand. As of September 30, 2018, the balance payable is $103,924 (September 30, 2017 - $103,924).

11.	CONVERTIBLE DEBENTURES FINANCING

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

As of September 30, 2018, the two convertible debentures are in default; however, the Company has not been served with a default notice.

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000 to several arm’s length parties. The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

16

37 CAPITAL INC.
Form 51-102F1 - Management’s Disussion & Analysis
For the nine months ended September 30, 2018

11.       CONVERTIBLE DEBENTURES FINANCING (Continued)

Convertible Debentures Financing 2013 (Continued)

Pursuant to the financing, the Company has made cash payments of $48,000 and issued 2,000 common shares of the Company and 3,333 agent warrants of the Company with fair value of $8,115 as finders’ fees. Each warrant entitles the holder to purchase one additional common share of the Company at a price of $1.50 per share until July 23, 2018. The amount of transaction costs directly attributable to the financing of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the amount of $858,118 which comprised of certain convertible debentures and their corresponding accrued interest was converted into 610,724 common shares of the Company. The equity portion of the convertible debentures was reduced in the amount of $52,562.

As of September 30, 2018, two of the convertible debentures are in default, however, the Company has not been served with a default notice.

12.       CAPITAL STOCK

(a)           Authorized

Unlimited number of common and preferred shares without par value.

As of September 30, 2018 there are no preferred shares issued

(b)         Issued

As of September 30, 2018, there are 6,992,709 common shares issued and outstanding.

During the nine month period ended September 30, 2018, a total of 500,000 share purchase warrants at $0.135 per share were exercised for total proceeds to the Company of $67,500.

During the year ended December 31, 2017, the Company completed the following transaction:

•	The Company entered into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros., companies related to 37 Capital by certain common directors and shareholders. The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,499 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at the price of $0.12 per share until November 2, 2022.

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37 CAPITAL INC.
Form 51-102F1 - Management’s Disussion & Analysis
For the nine months ended September 30, 2018

12.       CAPITAL STOCK (Continued)

(b)       Issued (Continued)

During September 2018, Jackpot sold 800,000 units of 37 Capital to an arm’s length party. As at September 30, 2018 Jackpot owns 3,449,985 common shares in the capital of the Company representing approximately 49.34% of the Company’s issued and outstanding common shares.

During the year ended December 31, 2016, the Company completed the following financing:

•	On January 4, 2016, the Company closed a non-brokered private placement issuing 1,000,000 units at $0.10 per unit for gross proceeds to the Company of $100,000. Each unit consists of one common share of the Company and one share purchase warrant exercisable for one additional common share of the Company at an exercise price of $0.135 per common share until January 4, 2021.

(c)       Warrants

Warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2016	1,003,333	$0.14
Issued	4,424,985	$0.12
Balance, December 31, 2017	5,428,318	$0.12
Exercised	(500,000)	$0.12
Expired	(3,333)	$1.50
Balance, September 30, 2018	4,924,985	$0.12

As of September 30, 2018, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
January 4, 2021	0.135	500,000
November 2, 2022	0.12	4,424,985
		4,924,985

The weighted average remaining contractual life for warrants outstanding at September 30, 2018 is 3.91 years.

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37 CAPITAL INC.
Form 51-102F1 - Management’s Disussion & Analysis
For the nine months ended September 30, 2018

12.       CAPITAL STOCK (Continued)

(d)       Stock options

The Company’s Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

As of September 30, 2018, there were no stock options outstanding (December 31, 2017: Nil).

13.	COMMITMENTS

(a)	During April 2017, the Company together with Jackpot, a related company with common directors, entered into an office lease agreement with an arm’s length party (the “Office Lease Agreement”). The Office Lease Agreement has a three-year term with a commencement date of August 1, 2017. The annual basic rent shall be $121,396 plus estimated annual operating costs of approximately $88,000. The Company’s share of the office basic rent and operating costs shall be $28,800 plus applicable taxes per annum.

In respect to the Office Lease Agreement effective as of May 1, 2018, Jackpot and the Company have agreed that the Company shall pay a monthly rent of $1,000 plus applicable taxes to Jackpot, and either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

(b)	The Company had an agreement for office support services with Jackpot, a company with common directors. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. This agreement expired on April 30, 2018.

Effective as of May 1, 2018, the Company entered into an agreement for office support services with Jackpot, Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. The agreement expires on April 30, 2019.

14.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the nine months ended September 30, 2018. The Company is not subject to externally imposed capital requirements.

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37 CAPITAL INC.
Form 51-102F1 - Management’s Disussion & Analysis
For the nine months ended September 30, 2018

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b)	Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

(c)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At September 30, 2018, the Company had cash in the amount of $844 (December 31, 2017 – cash in the amount of $891) available to apply against short-term business requirements and current liabilities of $ 998,817 (December 31, 2017 - $952,802). All of the current liabilities, except for the convertible debentures, are due within 90 days. Amounts due to related parties are due on demand.

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments.

As at September 30, 2018, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

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